UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

20454K 10 4

(CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$130,200,342	$14,920.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 41,333,442 shares of common stock, $0.001 par value per share (the “Shares”), of Complete Genomics, Inc. (the “Company”), at a purchase price of $3.15 per Share, net to the tendering stockholders in cash, without interest and subject to any required withholding of taxes. As of September 12, 2012, such Shares consisted of (i) 34,385,800 shares of common stock of the Company that were issued and outstanding; (ii) 2,901,176 shares of common stock of the Company issuable upon exercise of outstanding in-the-money stock options; (iii) 1,112,335 shares of common stock subject to outstanding restricted stock units; (iv) 1,533,823 shares of common stock issuable upon exercise of outstanding warrants; and (v) 1,400,308 shares of common stock issuable pursuant to the Company’s employee stock purchase plan.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Complete Genomics, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2071 Stierlin Court, Mountain View, CA 94043. The Company’s telephone number at such address is (650) 943-2800.

(b) This Schedule TO relates to the Company’s outstanding shares of common stock, par value $0.001 per share. The Company has advised Parent that, as of September 12, 2012, 34,385,800 Shares were issued and outstanding, 4,453,482 Shares were reserved for issuance upon the exercise of stock options outstanding on that date, 1,533,823 Shares were reserved for issuance upon the exercise of warrants outstanding on that date, 1,112,335 Shares were subject to outstanding restricted stock units outstanding on that date and 1,400,308 Shares were reserved for issuance pursuant to the Company’s employee stock purchase plan.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c) This Schedule TO is filed by Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Source and Amount of Funds,” “The Transaction Agreements,” “Purpose of the Offer; Plans for the Company,” “Certain Effects of the Offer,” “Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Miscellaneous” is incorporated herein by reference.

(a)(1)(ix) - (xi), (a)(2)(v) - (vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3) – (7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements,” “Purpose of the Offer; Plans for Company,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

(c)(2) Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Background of the Offer; Past Contacts or Negotiations with the Company” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Agreements” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 25, 2012.

(a)(1)(B)	Letter of Transmittal (including Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Complete Genomics, Inc. and BGI-Shenzhen on September 17, 2012 (incorporated by reference to Exhibit 99.1 to BGI-Shenzhen’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2012).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on September 25, 2012.

(a)(5)(C)	Press Release issued by BGI-Shenzhen on September 25, 2012.

(a)(5)(D)	Complaint filed by Glenn Dietel, on behalf of himself and all others similarly situated, on September 20, 2012, in the Superior Court of the State of California, County of Santa Clara.

(a)(5)(E)	Complaint filed by Walter David McNeal, on behalf of himself and all others similarly situated, on September 21, 2012, in the Court of Chancery of the State of Delaware

(a)(5)(F)	Complaint filed by Christopher Walsh, on behalf of himself and all others similarly situated, on September 24, 2012, in the Superior Court of the State of California, County of Santa Clara.

(b)(1)	Commitment Letter, dated as of September 4, 2012, by and between the Agricultural Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).

(b)(2)	Commitment Letter, dated as of September 4, 2012, by and between China Construction Bank Corporation and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).

(b)(3)	Commitment Letter, dated as of August 31, 2012, by and between the Export-Import Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).

(d)(A)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and BGI-Shenzhen (incorporated by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(B)	Tender and Support Agreement, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and certain stockholders of Complete Genomics, Inc. (incorporated by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(C)	Convertible Subordinated Promissory Note, dated as of September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BETA ACQUISITION CORPORATION

By:	/s/ YIN YE
Name:	Yin Ye
Title:	President and Secretary

Date: September 25, 2012

BGI-SHENZHEN

By:	/s/ WANG JUN
Name:	Wang Jun
Title:	Chief Executive Officer

Date: September 25, 2012